Exhibit 99.25

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars)

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2024 and December 31, 2023

(Unaudited - Expressed in thousands of US Dollars)

	Notes	June 30, 2024 $’000	December 31, 2023 $’000
Assets
Current assets
Cash and cash equivalents		6,446	11,287
Accounts receivable and other	3	16,063	7,194
Held-for-sale assets	13	304	303
Total current assets		22,813	18,784

Non-current assets
Royalty interests	4	107,168	110,186
Accounts receivable and other	3	3,979	13,525
Investments in associates	5	42,076	42,978
Investments	6	2,222	3,449
Total non-current assets		155,445	170,138
Total assets		178,258	188,922

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	1,904	1,932
Held-for-sale liabilities	13	94	61
Total current liabilities		1,998	1,993

Non-current liabilities
Borrowings	8	19,737	30,000
Deferred tax liability		1,770	1,730
Total non-current liabilities		21,507	31,730
Total liabilities		23,505	33,723

Equity
Share capital	9	177,424	177,424
Contributed surplus		6,006	5,664
Accumulated other comprehensive income (“AOCI”)		1,263	1,280
Deficit		(29,940)	(29,169)
Total equity		154,753	155,199
Total liabilities and equity		178,258	188,922

Approved by the Board of Directors on August 15, 2024

Commitments (note 7)
Subsequent events (note 14)	Frederick Bell, CEO/Director	“Frederick Bell”

	Martin Turenne, Director	“Martin Turenne”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Notes	Three months ended June 30,		Six months ended June 30,
		2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalty interests	4	3,422	2,600	6,749	5,406
Other income	4	330	-	330	-
Total Revenue		3,752	2,600	7,079	5,406

Depletion of royalty interests	4	(1,637)	(1,694)	(3,265)	(3,569)
Gross profit		2,115	906	3,814	1,837

General and administrative expenses	10	(1,832)	(1,438)	(3,366)	(3,214)
Project evaluation expenses	10	(74)	(81)	(99)	(242)
Transaction related expenses	10	-	-	(400)	-
Impairment charge		-	(3)	-	(127)
Share-based compensation expense	9	(353)	(207)	(699)	(226)
Share of profit of associate	5	631	977	1,155	1,186
Gain/(loss) on disposal	6	283	(962)	247	(962)
Profit from operations		770	(808)	652	(1,748)

Other income and expenses
Interest income		63	3	92	33
Interest and finance expenses	8	(569)	(676)	(1,235)	(1,296)
Fair value (loss) / gain on investments	6	(26)	307	(25)	123
Foreign exchange (loss) / gain		2	(48)	(92)	(13)
Other income / gain		122	88	288	427
Loss before income taxes		362	(1,134)	(320)	(2,474)

Tax expense		(406)	(246)	(708)	(534)
Net loss for the period of continuing operations		(44)	(1,380)	(1,028)	(3,008)

Net loss of discontinued operations	13	(70)	(177)	(100)	(465)
Total net loss		(114)	(1,557)	(1,128)	(3,473)

Other comprehensive profit / (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		125	78	(17)	(16)
Other comprehensive profit / (loss)		125	78	(17)	(16)
Total comprehensive profit / (loss)		11	(1,479)	(1,145)	(3,489)

Loss per share – basic and diluted
Continuing operations		0.00	(0.01)	(0.01)	(0.02)
Discontinued operations		-	-	-	-
Total net loss		0.00	(0.01)	(0.01)	(0.02)
Weighted average number of shares outstanding –basic and diluted		195,990,392	182,484,172	195,990,392	182,025,032

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Three months ended June 30,		Six months ended June 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Operating activities
Net loss for the period	(114)	(1,557)	(1,128)	(3,473)
Adjustments for:
Depletion of royalty interests	1,637	1,694	3,265	3,569
Depreciation of property, plant and equipment	-	20	-	44
Impairment charge	-	3	-	127
Unrealized foreign exchange	122	19	87	(126)
Share-based compensation expense	353	207	699	226
Loss / (gain) on disposal	(283)	962	(247)	962
Fair value loss on investments	26	(307)	25	(123)
Share of profit of associate	(631)	(977)	(1,155)	(1,186)
Interest income	(63)	(3)	(92)	(33)
Interest and finance expenses	569	676	1,235	1,296
Tax expense	406	246	708	534
Other non-cash items	(149)	41	(299)	41
	1,873	1,024	3,098	1,858
Changes in non-cash working capital items:
Accounts receivable and other	(855)	297	(1,489)	(79)
Accounts payable and accrued liabilities	(236)	(379)	(421)	(1,130)
Cash generated from/(used for) operating activities before taxes	782	942	1,188	649
Taxes paid	(404)	(246)	(635)	(534)
Cash generated from operating activities	378	696	553	115

Investing activities
Purchase of royalty interests	-	(361)	-	(3,842)
Investment in exploration assets	-	(715)	-	(1,508)
Payment for acquisition of associate	-	(2,004)	-	(2,004)
Proceeds from sale of equity investments (note 6)	1,166	-	3,500	-
Proceeds from disposal of stream assets (note 6)	283	-	283	-
Purchase of PPE	-	(1)	-	(18)
Loss of cash on disposal of subsidiary	-	(9)	-	(9)
Distribution from associate (note 5)	1,057	1,399	2,052	1,911
Cash generated from/(used for) investing activities	2,506	(1,691)	5,835	(5,470)

Financing activities
Interest received	92	3	92	33
Interest paid	(563)	(595)	(1,229)	(1,296)
Repayment of loan principal (note 8)	(5,000)	-	(10,000)	-
Finance lease payments	-	(31)	-	(30)
Cash used for financing activities	(5,471)	(623)	(11,137)	(1,293)

Exchange differences on cash and cash equivalents	2	(48)	(92)	(13)

Change in cash and cash equivalents	(2,585)	(1,666)	(4,841)	(6,661)
Cash and cash equivalents, beginning of the period	9,031	12,483	11,287	17,478
Cash and cash equivalents, end of the period	6,446	10,817	6,446	10,817

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in thousands of US Dollars)

	Ordinary shares #	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2022	180,886,010	165,038	6,987	340	(25,938)	146,427
Issued during the period:
Pursuant to acquisition of royalty assets	1,598,162	1,547	-	-	-	1,547
Less: other cash issuance costs	-	(21)	-	-	-	(21)
Share-based compensation expense	-	-	226	-	-	226
Loss and comprehensive loss for the period	-	-	-	(16)	(3,473)	(3,489)
Balance as at June 30, 2023	182,484,172	166,564	7,213	324	(29,411)	144,690

Balance as at December 31, 2023	195,990,392	177,424	5,664	1,280	(29,169)	155,199
Share-based compensation expense	-	-	699	-	-	699
Forfeit of share options	-	-	(357)	-	357	-
Comprehensive loss for the period	-	-	-	(17)	(1,128)	(1,145)
Balance as at June 30, 2024	195,990,392	177,424	6,006	1,263	(29,940)	154,753

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) was incorporated (as Elemental Royalties Corp.) on March 11, 2014, under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The registered office address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least twelve months from June 30, 2024.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2023. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

The condensed interim consolidated financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and A$ represents Australian dollars.

The condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue on August 15, 2024.

(B)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			% Equity Interest as at
Name	Country of Incorporation	Functional Currency	June 30, 2024	December 31, 2023
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Altus Exploration Management Limited	England & Wales	US Dollar	100	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	100

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION (continued)

(C)	Critical accounting estimates and judgements

The Company uses the same critical accounting estimates and judgements as those that applied to the annual consolidated financial statements for the year ended December 31, 2023.

(D)	New accounting standards adopted

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

3.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	June 30, 2024 $’000	December 31, 2023 $’000
Trade receivable	10,817	3,441
Accrued royalty income	3,812	2,586
Prepayments	121	107
Amounts due from related parties (note 11)	1,133	735
GST/VAT receivable	-	157
Other receivables	180	168
Total accounts receivable and other	16,063	7,194

Amounts due after 1 year (non-current)

	June 30, 2024 $’000	December 31, 2023 $’000
Trade receivable	3,612	13,157
Amounts due from related parties (note 11)	367	368
Total accounts receivable and other	3,979	13,525

The trade receivable balance includes the deferred production-based milestones from the Diba royalty and deferred consideration from the disposal of the Ming gold stream.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS

As of and for the six months ended June 30, 2024.

	COST			ACCUMULATED DEPLETION
	Opening $’000	Additions/ (Disposal) $’000	Ending $’000	Opening $’000	Depletion $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	3,614	3,137	36	3,173	441
Ballarat Australia	5,841	-	5,841	1,006	265	1,271	4,570
Bonikro Côte d’Ivoire	12,405	-	12,405	947	801	1,748	10,657
Cactus U.S.A	9,918	-	9,918	-	-	-	9,918
Karlawinda Australia	37,166	-	37,166	6,597	1,186	7,783	29,383
Laverton Australia	16,071	-	16,071	-	-	-	16,071
Diba Mali	11,196	-	11,196	-	-	-	11,196
Mercedes Mexico	999	-	999	171	55	226	773
Mount Pleasant Australia	476	-	476	338	51	389	87
Panton Sill Australia	94	-	94	-	-	-	94
SKO Australia	1,243	-	1,243	163	82	245	998
Wahgnion Burkina Faso	12,379	-	12,379	4,773	789	5,562	6,817
Western Queen Australia	2,009	-	2,009	-	-	-	2,009
Development assets Australia and other	13,907	247	14,154	-	-	-	14,154
Total	127,318	247	127,565	17,132	3,265	20,397	107,168

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2023.

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Impairment & Disposal $’000	Ending $’000	Opening $’000	Depletion $’000	Impairment & Disposal $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	-	3,614	2,706	431	-	3,137	477
Ballarat Australia	5,625	216	-	5,841	339	667	-	1,006	4,835
Bonikro Côte d’Ivoire	12,405	-	-	12,405	29	918	-	947	11,458
Cactus U.S.A	-	9,918	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	3,894	2,703	-	6,597	30,569
Kwale Kenya	943	-	(943)	-	819	-	(819)	-	-
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Diba Mali	-	11,196	-	11,196	-	-	-	-	11,196
Mercedes Mexico	999	-	-	999	69	102	-	171	828
Mount Pleasant Australia	476	-	-	476	204	134	-	338	138
Mulgarrie Australia	250	-	(250)	-	-	84	(84)	-	-
Panton Sill Australia	94	-	-	94	-	-	-	-	94
SKO Australia	1,243	-	-	1,243	37	126	-	163	1,080
Wahgnion Burkina Faso	12,379	-	-	12,379	3,037	1,736	-	4,773	7,606
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	7,913	6,094	(100)	13,907	-	-	-	-	13,907
Ming Stream Canada	11,377	-	(11,377)	-	152	-	(152)	-	-
Total	112,564	27,424	(12,670)	127,318	11,286	6,901	(1,055)	17,132	110,186

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

4.	ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the six months ended June 30, 2024, and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalties
Amancaya	28	211	100	448
Ballarat	236	179	290	214
Bonikro	866	87	1,795	266
Karlawinda	1,303	1,181	2,483	2,440
Mercedes	218	193	483	433
Mulgarrie	-	14	-	14
Mount Pleasant	64	85	160	189
SKO	103	67	173	151
Wahgnion	604	583	1,265	1,251
Total revenue from royalties	3,422	2,600	6,749	5,406
Other income	330	-	330	-
Total revenue	3,752	2,600	7,079	5,406

The Company royalty on Caserones is recognised as an investment in associate (note 5) in accordance with IAS 28 “Investments in Associates and Joint Ventures”.

Other income balance for 2024 includes a $0.30 million (AUD $0.5 million) SKO discovery bonuses and other payments from royalties.

HCK Lithium Project

On April 22, 2024, the Company acquired a 1.25%-1.40% net smelter return (“NSR”) royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining and Exploration Limited (“Rio Tinto") having the licence to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakarole)	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2023	33,426	3,026	3,803	40,255
Additions	4,603	-	-	4,603
Share of profit or (loss) for the period	2,662	16	(520)	2,158
Distribution received	(4,140)	-	-	(4,140)
FX revaluation	-	-	102	102
Balance as at December 31, 2023	36,551	3,042	3,385	42,978
Share of profit or (loss) for the period	1,321	(3)	(163)	1,155
Distributions received	(2,052)	-	-	(2,052)
FX revaluation	-	-	(5)	(5)
Closing balance at June 30, 2024	35,820	3,039	3,217	42,076

SLM California (Caserones), Chile

As of June 30, 2024, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit/loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine during quarter of $1.05 million with respect of the quarter ended June 30, 2024 (six months ended June 30, 2023: $1.40 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

5.	INVESTMENT IN ASSOCIATES (continued)

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

Aterian Plc

Aterian Plc is a 20.67%-owned associate of the Company which holds a portfolio of 15 exploration and evaluation projects in Morocco and one lithium exploration project in Rwanda. The Company has appointed one member of the board of Aterian. As the Company has significant influence but not control or joint control over Aterian, it is treated as an investment in associate and accounted for using the equity method. The shares of Aterian Plc are listed on the London Stock Exchange (LON: ATN).

As of May 3, 2024, the Company entered into an agreement with Aterian PLC (“Aterian”) to sell 653,334 shares back to Aterian in exchange for a convertible loan instrument (“CLN”). This transaction provided Aterian with additional fundraising capacity to accelerate its exploration programs in Morocco and Botswana. On June 20, 2024, the CLN was converted back into the same number of shares, 653,334, which the Company has received. The Company has determined that it continues to hold significant influence over Aterian during this period of transactions and currently, thus maintaining its interest as an Investment in Associate. There is no net financial impact from these transactions.

6.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non listed equity shares (Level 2). All three investments currently held by the Company are portfolio investments.

2024
$’000
Opening balance at January 1, 2024	3,449
Additions	2,357
Disposals	(3,685)
Revaluation gain	101
Closing balance at June 30, 2024	2,222

Of the $0.03 million of fair value loss in the statement of comprehensive loss, $0.1 million was an unrealized foreign exchange gain on the revaluation of the Company’s investments.

As at June 30, 2024, the Company held investments in Akh Gold Limited, Desert Gold Ventures Inc. and Stellar AfricaGold Inc.

On February 12, 2024, the Company received $2.36 million Firefly Metals Ltd shares as part of its consideration for the disposal of the Ming Gold Stream in 2023. On February 27, 2024, the Company sold its entire shareholding in

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

6.	INVESTMENTS (continued)

Firefly metals for $2.33 million, resulting a loss on disposal of $0.03 million. On June 19, 2024, the Company received an additional $0.30 million settlement payment from the disposal of the Ming Gold Stream.

On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Ltd for $1.18 million, resulting in a loss on disposal of $0.01 million.

Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly(i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at June 30, 2024 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	6,446	-	-	6,446
Investments	148	2,074	-	2,222
Total	6,594	2,074	-	8,668

	Fair value at December 31, 2023 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	11,287	-	-	11,287
Investments	1,375	2,074	-	3,449
Total	12,662	2,074	-	14,736

During the six months ended June 30, 2024, no amounts were transferred between Levels. The group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2024	December 31, 2023
	$’000	$’000
Trade payables	140	75
Accrued interest (note 8)	63	87
Accruals	1,609	1,371
GST/VAT payable	32	-
Other payables	60	399
Total	1,904	1,932

In December 2017, the Company acquired the Mount Pleasant gold royalty in Australia. A deferred payment of A$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered that the condition triggering the payment obligation will occur.

8.	BORROWINGS

2024 $’000
Opening balance at January 1, 2024	30,000
Repayment	(10,000)
Less: Facility extension transaction costs	(268)
Amortisation of transaction costs	5
Closing balance at June 30, 2024	19,737

National Bank of Canada/ Canadian Imperial Bank of Commerce loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility has been entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent. The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. At June 30, 2024, March 31, 2024, and December 31, 2023, the Company certified that it was in compliance with the terms of the covenants.

On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.

As at June 30, 2024, the balance of accrued interest was $0.06 million (December 31, 2023: $0.09 million).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

8.	BORROWINGS (continued)

In the three months ending June 30, 2024, the Company made a repayment of $5 million, with a total of $10 million repaid in the six months to June 30, 2024. The has reduced the drawn balance to $20 million as at June 30, 2024 (December 31, 2023: $30 million). As at June 30, 2024 the unutilized amount of the credit facility is $20 million (December 31, 2023: $10 million).

9.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

The Company did not engage in equity transactions in the six months ended June 30, 2024.

c)	Stock options, performance share units and restricted share units

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

Stock options

Changes in share purchase options during the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2022	14,335,396	C$	1.60	4.20
Granted	175,000	C$	1.40
Forfeited	(3,087,110)	C$	1.64
Outstanding, December 31, 2023	11,423,286	C$	1.59	3.21
Granted	2,980,000	C$	1.15
Forfeited	(911,550)	C$	1.59
Outstanding, June 30, 2024	13,491,736	C$	1.46	3.33
Outstanding and exercisable, June 30, 2024	11,256,736	C$	1.75	2.76

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

The 2,980,000 stock options granted in 2024 have a five-year term and vest over one and half years from the grant date. These options were fair valued at their grant date using the Black Scholes valuation model, based on the following key terms:

Risk-free rate	3.6%
Expected share price volatility	41%
Expect life of options	5 years

The expiration schedule of the 13,491,736 options outstanding at June 30, 2024 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2025	3,007,946	1.80
2026	59,400	1.92
2027	7,444,390	1.45
2028	-	-
2029	2,980,000	1.15

During the six months ended June 30, 2024 the Company recorded $0.49 million (2023: $0.19 million) of share- based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during the six months ended June 30, 2024 and the year ended December 31, 2023 are as follows:

Number of PSUs
Outstanding, December 31, 2022	2,895,109
Exercised	(2,395,109)
Outstanding, December 31, 2023	500,000
Outstanding and exercisable, December 31, 2023	160,000
Outstanding, June 30, 2024	500,000
Outstanding and exercisable, June 30 2024	160,000

On July 28, 2020, the Company issued 500,000 PSUs to certain employees of the Company, expiring on July 28, 2025. The PSUs vest once the Company’s share price reaches between C$1.70 and C$2.20 per share and a period of time has passed as follows: 160,000 PSUs vest after 2 years (July 28, 2022) if the share price reaches C$1.70 – this threshold has been met - and 340,000 PSUs vest after 3 years (July 28, 2023) if the share price reaches C$2.20 – this threshold has not been met as at June 30, 2024.

The fair value of the performance share units was estimated using the fair value of a common share at the grant date using the Black Scholes valuation model.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

9.	SHARE CAPITAL (continued)

During the six months ended June 30, the Company recorded $nil (2023: $0.04 million) of share-based compensation to the statement of comprehensive loss based on the vesting of PSUs.

Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

	Number of RSUs	Weighted Average Life (Years)
Outstanding, January 1, 2024	-	-
Granted	1,300,000	4.66
Outstanding, June 30, 2024	1,300,000	4.66

During the six months ended June 30, 2024, the Company recorded $0.20 million (2023: $nil) of share-based compensation to the statement of comprehensive loss based on the vesting of restricted share units.

d)	Basic and diluted loss per share

During the six months ended June 30, 2024, potentially dilutive common shares totaling 11,416,736 (2023: 16,038,935) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and RSUs.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

10.	OPERATING EXPENSES BY NATURE

	Three months ended June 30,		Six months ended June 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Salary, fees and pension	1,026	838	1,931	1,855
Corporate administration	123	101	249	251
Listing and filing fees	64	-	91	4
Marketing and promotion	84	68	163	255
Professional fees and consulting fees	535	431	932	849
Project evaluation expenses	74	81	99	242
Transaction related expenses	-	-	400	-
Total	1,906	1,519	3,865	3,456

In the statement of comprehensive loss, tax expense of $0.71 million (2023: $0.29 million) is formed of withholding tax expense of $0.62 million (2023: $0.74 million), a corporation tax expense of $0.05 million (2023: $0.06 million) and a deferred tax expense of $0.04 million (2023: $0.14 million recovery).

11.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the six months ended June 30, 2024 and 2023 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	330	414	735	1,001
Share-based compensation	244	24	473	44
Total	574	438	1,208	1,045

Amounts due from related parties at June 30, 2024 of $1.50 million (December 31, 2023: $1.10 million):

-	$0.85 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest, and

-	$0.65 million receivable balance from former and current management, for tax liabilities on performance shares awards. This balance was settled on July 4, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

12.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty interests, from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties.

	North America	South America	Australia	Africa	Total
	2024 $’000	2024 $’000	2024 $’000	2024 $’000	2024 $’000
Royalty interests (Carrying Amount)	16,034	442	57,497	33,195	107,168

Revenue – 6 months ending June 30, 2024	483	100	3,106	3,060	6,749

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2024 and 2023

(Unaudited - Expressed in US Dollars, except where otherwise noted)

13.	HELD-FOR-SALE ASSETS AND LIABILITIES AND DISCONTINUED OPERATIONS

The balance of held-for-sale assets and liabilities is represented by Altau Resources Ltd.

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties, $200,000 in cash comprising with $50,000 upfront and 5 quarterly payments of $30,000, 5% equity interest in Altau retained, non-dilutable until completion of a feasibility study, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and, up to $1 million in milestone performance cash payments. (for delivery on either of the Projects) of: $500,000 upon a compliant resource above 1 million ounces (gold equivalent) and $500,000 on publication of a feasibility study. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

The value of held-for-sale assets and liabilities at June 30, 2024 was as follows:

Assets held by Altau Resources Ltd $’000
December 31, 2023	303
Additions	1
June 30, 2024	304

Liabilities held by Altau Resources Ltd $’000
December 31, 2023	61
Additions	33
June 30, 2024	94

14.	SUBSEQUENT EVENTS

On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management to satisfy tax obligations. As of the date of this report the Company has 195,176,071 of ordinary shares outstanding.

On July 22 1, 2024, the Company announced a binding agreement to acquire two tungsten royalties, including an uncapped 4% NSR royalty over the Mactung project operated by Fireweed Metals Corp. for total consideration of $4.5 million (with $3 million being paid on closing and a deferred payment of $1.5 million due 1 year after closing). The transaction closed on August 1, 2024.